Item 1

ICICI Bank Limited

CLOSURE OF REGISTER OF MEMBERS SHARE TRANSFER BOOKS

The Register of Members and the Share Transfer Books of ICICI BANK LIMITED (New York Stock Exchange Code : IBN) will remain closed from Thursday, April 27, 2000 to Thursday, May 25, 2000 (both days inclusive) for the purpose of determining Members entitled for dividend on 1,650,007,000 equity shares of the company, if any, for the year ended March 31, 2000, to be declared, by the Members at the forthcoming Annual General Meeting of the Bank.

Holders of 15,909,090American Depositary Shares allotted on March 31, 2000 are not entitled to receive dividend, if any to be approved by shareholders, for the year ended March 31, 2000 in terms of the Prospectus dated March 28, 2000.


April 19, 2000


For further investor queries contact : Bhashyam Seshan at 91-22-653 8420 or email at bhashyams@icicibank.com


END